 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated September 13, 2010, Excel Maritime Enters into a Time Charter Agreement for M/V Fearless I.

Exhibit 1

Excel Maritime Enters into a Time Charter Agreement for M/V Fearless I

ATHENS, GREECE – September 13, 2010 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into a time charter agreement for the 1997 built Panamax bulk carrier, M/V Fearless I, with a carrying capacity of 73,427 dwt.

The charter is for a minimum period of 12 months to a maximum period of 14 months at the gross daily rate of $24,650 with a first class European charterer.

Babis Mazarakis, Chief Operating Officer of the Company, commented, ”We are pleased to have secured yet another time charter with terms which confirm the improving drybulk market. Our strategy is to employ our vessels under period employment at profitable rates and at the proper time, which enables us to generate stable and visible cash flows. In this context and inline with our balanced chartering strategy, we have secured 66% of our time charter coverage for the remainder of 2010 and 47% for next twelve months.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters and 1 Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (6 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of over 4.0 million DWT.  Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: September 13, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer